UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 04)*

Culp Inc.

(Name of Issuer)

Common Stock, par value $0.05 per share

 (Title of Class of Securities)

230215 10 5

(CUSIP Number)

February 15, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 230215

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 (C/O John B. Baum, Trustee) 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

677,000
	6	SHARED VOTING POWER

N/A
	7	SOLE DISPOSITIVE POWER

677,000
	8	SHARED DISPOSITIVE POWER

N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

677,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.12%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

FOOTNOTES

This Amendment No. 4 amends the Statement on Schedule 13G filed by the Reporting Person with the United States Securitites and Exchange Commission on February 23, 2010.

Item 1.

(a)	Name of Issuer
Culp, Inc.

(b)	Address of Issuer's Principal Executive Offices
1823 Eastchester Drive High Point, NC 27265

Item 2.

(a)	Name of Person Filing
Paulette R. Baum Revocable Living Trust u/a/d 7/21/98 (the "Reporting Person")

(b)	Address of Principal Business Office or, if none, Residence
30201 Orchard Lake Road Suite 107 Farmington Hills, MI 48334

(c)	Citizenship
The Reporting Person is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, par value $0.05 per share

(e)	CUSIP Number
230215 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Person directly owns 677,000 shares, (consisting of 590,000 shares in the Trust, and 87,000 shares related IRAs over which the reporting person has direct control).

(b)	Percent of class:

5.12%, consisting of: (1) shares owned directly by the Reporting Person, which represent approximately 5.12% of the issued and outstanding shares of Common Stock of the Issuer. The foregoing percentages are calculated based on 13,213,939 shares of Common Stock outstanding as of January 30, 2011, as reported in the issuer's annual report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2011.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

The Reporting Person has sole voting power over 677,000 shares which he owns directly.

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

The Reporting Person has sole dispositive power over 590,000 shares which he owns directly.

(iv)	Shared power to dispose or to direct the disposition of: N/A

N/A

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2011	By:	/s/ John B. Baum
Name: John B. Baum
Title: John B. Baum, Trustee
Paulette R. Baum Revocable Living Trust u/a/d 7/21/98

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)